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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Solitron Devices Inc

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

834256208

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(CUSIP Number)

Richard Barone

C/O Ancora Advisors, LLC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

March 7, 2013

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 834256208

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

110,350

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

110,350

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,350

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%

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14

TYPE OF REPORTING PERSON*

IA

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The following constitutes to the Schedule 13D filed by the undersigned

Item 1.

Security and Issuer

This statement relates to the shares of Common Stock of Solitron Devices Inc.  The address of the issuer is 3301 Electronics Way, West Palm Beach, Florida, 33407.

Item 2.

Identity and Background

This statement is filed on behalf of Ancora Advisors LLC.  Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the Ancora Merger Arbitrage Fund LP, and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, Ancora Merger Arbitrage Fund LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors LLC and Owners of Ancora Advisors LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D were acquired in recent months by Ancora Advisors, LLC for investment purposes in the ordinary course of business. Ancora Advisors, LLC reserves the right to take any and all actions that they may deem appropriate to maximize the value of their investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by them.  In each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ancora Advisors, LLC in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.  Ancora Advisors, LLC may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Ancora is sympathetic to some of the elements in the recent proxy statement filed by Furlong Partners. However, we believe accelerating the proxy contest to April would be counterproductive and would prefer to see the annual meeting scheduled for late-June or early July. Additionally, we believe that management has done a good job of generating cash flow and resolving liabilities. As a result, Ancora would prefer to see a middle ground reached rather than have the company go through a costly proxy fight. If the Board of Directors were to take the following steps prior to a June meeting we would be willing to vote for management’s slate of directors:

 -          Pay out a $1.50-$2.00 special dividend to shareholders prior to the meeting. This will leave the Company with approximately $3-$4 million in cash by mid-year (assuming 1H cash flow similar to the last several years), allowing for a significant operating cushion and the ability to make bolt-on acquisitions;

-          Outline the types of acquisitions management is considering and the pro forma impact of the use of NOL’s;

-          In addition to the slate of three directors we expect to be proposed, include an outside shareholder representative on the board. We believe a number of outside investors with sizable positions in the Company would be interested in taking a board seat. We would encourage management to reach out to some larger investors to see if they are interested.

These simple steps would help management’s relations with shareholders going forward by meeting shareholder’s interest in a return of capital (which we believe the vast majority of shareholders would support), transparency in terms of future capital allocation and ensuring that public shareholders know an outside board member with significant equity ownership in the company is sitting at the table aiding in determining the future course of the company.

If management were to take these simple and reasonable steps, we believe a proxy contest would be a non-issue. Without an outcome similar to the above, Ancora will consider a vote for the dissident shareholders.

Item 5.

Interest in Securities of the Issuer

Set forth below, Ancora Advisors LLC, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of March 7, 2013 and the percentage of the Shares outstanding represented by such ownership (based on 2,177,832 shares outstanding as of January 1, 2013):

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	0	0.00%
Ancora Funds & Partnerships (2)	107,500	4.94%
Ancora Advisors SMA (3)	2,850	0.13%
Total	110,350	5.07%

(1) These Shares are owned by the owners and employees of Ancora Advisors LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the Ancora Merger Arbitrage Fund LP, and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Date	Buy/Sell	Quantity	Price
1/29/2013	Buy	1,550	3.45
2/26/13	Buy	20,000	3.6748
2/27/13	Buy	5,000	3.7266
3/4/13	Buy	40	3.65
3/5/13	Buy	2,960	3.7732
3/7/13	Buy	4,500	3.78
		34,050

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

March 7, 2013

ANCORA ADVISORS, LLC

By: /s/ Richard Barone

    Richard Barone

    Chairman